[redacted]

SE [barcode] OMMISSION

09058740

SEC Mail Processing Section

FEB 27 2009

Washington, DC 110

AN… AUDITED REPORT FORM X-17A-5 PART III

OMB APPROVAL
OMB Number: 3235-0123 Expires: January 31, 2007 Estimated average burden hours per response.... 12.00

SEC FILE NUMBER
8- 66597

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2008** (MM/DD/YY) AND ENDING **DECEMBER 31, 2008** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BP DIRECT SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

375 Park Avenue, 29th Floor
New York, NY 10152

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven C. Bender **646.290.7248**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates , Inc.
(Name - *if individual, state last, first, middle name*)

9221 Corbin Ave, Suite 170 (Address) **Northridge** (City) **CA** (State) **91324** (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Steven C. Bender**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **BP Direct Securities LLC** as of **DECEMBER 31, 2008**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: **NONE.**

Signature

Financial & Operations Principal
Title

Notary Public

KAREN A. LUTZ No. 01LU4980073
Notary Public, State of New York
Qualified in Erie County
My Commission Expires Apr. 8, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
BP Direct Securities, LLC:

We have audited the accompanying statements of financial condition of BP Direct Securities, LLC (the Company), as of December 31, 2008 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BP Direct Securities, LLC as of December 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company has suffered loses from operations and minimal revenue which raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters is also described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I, II, and III is presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subject to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 25, 2009

We Focus & Care℠

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

BP Direct Securities, LLC
Statement of Financial Condition
December 31, 2008

Assets

Cash	$ 51,596
Prepaid expenses	8,631
Total assets	$ 60,227

Liabilities and Stockholder's Equity

Liabilities	
Account payable & accrued expenses	$ 14,500
Payable to related parties	19,500
Total liabilities	34,000
Member's equity	
Member's equity	26,227
Total member's equity	26,227
Total liabilities and member's equity	$ 60,227

The accompanying notes are an integral part of these financial statements.

BP Direct Securities, LLC
Statement of Operations
For the Year Ended December 31, 2008

Revenues	$ –
Expenses	
Employee compensation and benefits	31,086
Occupancy expense	18,000
Professional fees	36,000
Other operating expenses	15,583
Total expenses	100,669
Net income (loss) before income tax provision	(100,669)
Net income (loss)	$ (100,669)

The accompanying notes are an integral part of these financial statements.

BP Direct Securities, LLC
Statement of Changes of Stockholder's Equity
For the Year Ended December 31, 2008

	Member's Equity
Balance at December 31, 2007	$ 95,810
Capital contributions	31,086
Net income (loss)	(100,669)
Balance at December 31, 2008	$ 26,227

The accompanying notes are an integral part of these financial statements.

BP Direct Securities, LLC
Statement of Cash Flows
For the Year Ended December 31, 2008

Cash flows from operating activities:		
Net income (loss)		$ (100,669)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities		
Reclassification of salaries to capital contribution	$ 31,086	
(Increase) decrease in assets:		
Prepaid expenses	34	
Increase (decrease) in liabilities:		
Account payable & accrued expenses	13,000	
Payable to related parties	5,000	
Total adjustments		49,120
Net cash provided by (used in)operating activities		(51,549)
Cash flows from investing activities:		–
Cash flows from financing activities:		–
Net increase (decrease) in cash		(51,549)
Cash at beginning of year		103,145
Cash at end of year		$ 51,596

Supplemental disclosure of cash flow information:

Cash paid during the year for	
Interest	$ –
Income taxes	$ –

Non-cash disclosure:
During the year ended December 31, 2008 the Parent agreed to forego payment of the monthly salaries expense. As a result, these costs are reflected as capital contribution. These amounts totaled $31,086.

BP Direct Securities, LLC
Notes to Financial Statements
December 31, 2008

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

BP Direct Securities, LLC (the "Company") was organized in the State of Delaware on June 14, 2004. The Company is a registered broker-dealer in securities under the Securities and Exchanges Act of 1934, a member or the Financial Industry Regulatory Authority ("FINRA") and the Securities Investors Protection Corporation ("SIPC").

The Company is engaged in the business as a securities broker-dealer, which comprises several classes of services, including private placement of securities in the syndication of buildings and real estate to institutional investors. The Company does not hold customer funds or securities and conducts business on a fully disclosed basis, whereby all transactions are cleared by another broker/dealer.

The Company is a wholly-owned subsidiary of Broadway Real Estate Partners, LLC (the "Parent")

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company is treated as a disregarded entity for federal tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

Revenues from placement services are recognized when the transaction closes and realization is reasonably assured. Expenses are recognized as they are incurred.

Note 2: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company was organized as a Limited Liability Company, therefore no federal income tax provision is provided. All tax effects of the Company's income or loss are passed through to the member individually. However, the Company is subject to the New York City Unincorporated Business Tax.

Note 2: INCOME TAXES
(Continued)

Since the Company did not recorded any revenue for the year ending December 31, 2008 there is no provision for New York City Unincorporated Business Tax on these financial statements.

Note 3: RELATED PARTY TRANSACTIONS

The Company has entered into a written agreement with the Parent to share office space and personnel in the ordinary course of its business. Under this agreement, the Company is charged a share of the expenses paid by the Parent in proportion to the benefits derived by the entity, based on the percentage of an employee's time attributable to the Company compared with the total time attributable to the Parent. For the year ended December 31, 2008, rent and employee compensation and benefits expense amounted to $18,000 and $31,086 respectively. The Parent has agreed to forego payment of the employee compensation and benefits expense, and instead, reflects these costs as capital contribution. As of December 31, 2008, the accompanying statement of financial condition reflects a balance of $19,500 due to the Parent.

Note 4: GOING CONCERN

The Company did not generate any revenue for the year ended December 31, 2008 due to the lack of real estate syndication opportunities. Regarding the Company's ability to function as a going-concern, the Parent will continue to provide liquidity by funding its continuing operations.

Note 5: RECENTLY ISSUED ACCOUNTING STANDARDS

For the year ending December 31, 2008, various accounting pronouncements or interpretations by the Financial Accounting Standards Board were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The company has reviewed the following Financial Interpretation ("FIN") and Statements of Financial Accounting Standards ("SFAS") for the year to determine relevance to the Company's operations:

Note 5: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

Statement Number	Title	Effective Date
FIN 48	Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109	After 12/15/07
SFAS 141(R)	Business Combinations	After 12/15/08
SFAS 157	Fair Value Measurements	After 12/15/07
SFAS 160	Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51	After 12/15/07
SFAS 161	Disclosures about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement No. 133	After 12/15/08

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 6: NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2008, the Company had net capital of $17,596 which was $12,596 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($34,000) to net capital was 1.93 to 1, which is less than the 15 to 1 maximum ratio allowed.

BP Direct Securities, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2008

Computation of net capital				
Member's equity	$	26,227		
Total member's equity			$	26,227
Less: Non allowable assets				
Prepaid expenses		(8,631)		
Total non-allowable assets			$	(8,631)
Net capital before haircuts				17,596
Computation of net capital requirements				
Minimum net capital requirements				
6 2/3 percent of net aggregate indebtedness	$	2,267		
Minimum dollar net capital required	$	5,000		
Net capital required (greater of above)			$	(5,000)
Excess net capital			$	12,596
Ratio of aggregate indebtedness to net capital		1.93: 1		

There was no material difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2008.

See independent auditor's report.

BP Direct Securities, LLC
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2008

A computation of reserve requirement is not applicable to BP Direct Securities, LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

See independent auditor's report.

BP Direct Securities, LLC
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2008

Information relating to possession or control requirements is not applicable to BP Direct Securities, LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

See independent auditor's report.

BP Direct Securities, LLC

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2008

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Board of Directors
BP Direct Securities, LLC:

In planning and performing our audit of the financial statements of BP Direct Securities, LLC (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

We Focus & Care[SM]

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 25, 2009

BP Direct Securities, LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2008